

August 9, 2012

<u>Via E-mail</u>
Mr. Ted T. Timmermans
Controller
Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172

         Re: Williams Companies, Inc.
                Form 10-K for Fiscal Year Ended December 31, 2011
                Filed February 28, 2012
                Definitive Proxy Statement on Schedule 14A
                Filed April 5, 2012
                File No. 001-04174
                Williams Partners, L.P.
                Form 10-K for Fiscal Year Ended December 31, 2011
                Filed February 28, 2012
                File No. 001-32599

Dear Mr. Timmermans:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                   Sincerely,

                                   /s/ Jennifer Thompson

                                   Jennifer Thompson
                                   Accounting Branch Chief

cc: Craig Rainey, Esq.
        Senior Vice President and General Counsel
        Richard Russo, Esq.
        Gibson Dunn & Crutcher